UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)

                  Larry L. Symons, Vice President and Treasurer
                         Ellwood Group Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                               Page 2 of 5 Pages

                                  SCHEDULE 13D
                               (Amendment No. 10)

CUSIP No. 913837100

1.       NAME OF REPORTING PERSON   Ellwood Group Investment Corp.
                                    ----------------------------------------

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 51-0252828
                                                    ------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]

                                                                (b)  [ X ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS   Not Applicable.  This Amendment No. 10 to
                           Schedule 13D relates to the sale by the Reporting
                           Person of shares of Common Stock of the Issuer.
                           -------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                                ----------------------------

         NUMBER OF            7.      SOLE VOTING POWER              529,500
         SHARES
         BENEFICIALLY         8.      SHARED VOTING POWER                  0
         OWNED BY
         EACH                 9.      SOLE DISPOSITIVE POWER         529,500
         REPORTING
         PERSON WITH          10.     SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON     529,500
                    --------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             8.7%
                                                                   ---------
14.      TYPE OF REPORTING PERSON     CO
                                      --------

                                                               Page 3 of 5 Pages


              This Amendment No. 10 further amends and supplements the statement on Schedule 13D filed by Ellwood Group Investment Corp., a Delaware corporation (the "Reporting Person"), on February 5, 1999, as subsequently amended by Amendment No. 1 filed on March 4, 1999, Amendment No. 2 filed on April 12, 1999, Amendment No. 3 filed on May 21, 1999, Amendment No. 4 filed on July 28, 1999, Amendment No. 5 filed on August 13, 1999, Amendment No. 6 filed on August 20, 1999, Amendment No. 7 filed on August 27, 1999, Amendment No. 8 filed on October 5, 1999, and Amendment No. 9 filed on July 24, 2001 (together with all amendments thereto, the "Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy
Products, Inc., a Delaware corporation (the "Issuer"), to the extent of the matters set forth herein. Only changes from, and modifications and supplements to, the Schedule 13D are included in this Amendment No. 10. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

              Item 4 of the Schedule 13D is amended to add the following:

              Since the filing of Amendment No. 9 to Schedule 13D on July 24, 2001, the Reporting Person has sold in the open market 192,000 shares of Common Stock of the Issuer at a price range of between $10.00 and $10.60 per share.

              As previously disclosed in Amendment No. 4 to Schedule 13D (filed on July 28, 1999) in response to Item 4 thereof, depending upon the Reporting Person's ongoing evaluation of the Issuer's business, operations, prospects, and future developments (as well as general market conditions), the Reporting Person may take further actions that the Reporting Person deems advisable. These further actions, if any, may include, without limitation, the Reporting Person disposing of additional shares of Common Stock presently owned by it or acquiring additional shares of Common Stock from time to time in the open market or through privately negotiated sales or purchases.

Item 5.  Interest in Securities of the Issuer.

              Item 5 of the Schedule 13D is amended as follows:

              (a)-(b) The Reporting Person directly owns 529,500 shares of Common Stock, constituting approximately 8.7% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 6,073,405 shares of Common Stock of the Issuer outstanding as of November 9, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001).

                                                               Page 4 of 5 Pages


              (c) The Reporting Person has sold a total of 140,000 shares of Common Stock within the past sixty (60) days as set forth below. All of the following sales were made in exchange for cash.

     Date of Sale             Number of Shares Sold          Total Sale Price
     ------------             ---------------------          ----------------
     March 18, 2002                  10,000                      $104,200
     March 15, 2002                  10,000                      $104,000
     March 14, 2002                  61,500                      $634,263
     March 13, 2002                  30,000                      $300,750
     March 7, 2002                    1,500                      $ 15,045
     March 6, 2002                   27,000                      $271,080




                            [signature on next page]

                  [remainder of page intentionally left blank]

                                                               Page 5 of 5 Pages


Signature.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                      ELLWOOD GROUP INVESTMENT CORP.



                                      By: /s/ LARRY L. SYMONS
                                          ------------------------------------
                                          Larry L. Symons
                                          Vice President and Treasurer


Dated:  March 18, 2002